SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25/A

Amendment No. 1

Commission File Number 000-22276

NOTIFICATION OF LATE FILING

(Check One):    ☐ Form 10-K and Form 10-KSB    ☐ Form 11-K   ☐ Form 20-F   ☒ Form 10-Q and Form 10-QSB    ☐ Form N-SAR

For Period Ended: June 30, 2004

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I
REGISTRANT INFORMATION

Full name of registrant: Allied Holdings, Inc.

Former name if applicable: Not Applicable

Address of principal executive office (Street and number): 160 Clairemont Avenue, Suite 200

City, State and Zip Code: Decatur, Georgia 30030

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PART II
RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

     As a result of the Company’s consideration regarding the classification of certain items of the consolidated statements of cash flows to be included in its Quarterly Report on Form 10-Q for the period ended June 30, 2004, the Registrant was unable to complete the preparation of its financial statements. The Registrant expects to file its Quarterly Report on Form 10-Q no later than August 23, 2004, the 5th calendar day following the prescribed due date.

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PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

James L. Smith, III	(404)	885-3111

(Name)	(Area code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Allied Holdings, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date: August 18, 2004	By:	/s/ David A. Rawden

Name: David A. Rawden Title: Executive Vice President and Chief Financial Officer

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